

Mail Stop 3720

February 22, 2010

Mr. Garland P. Asher
Chairman, President & Chief Executive Officer
Phazar Corp.
101 S.E. 25th Avenue
Mineral Wells, Texas 76067

> **Re:** **Phazar Corp.**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **Filed August 14, 2009**
> **File No. 000-12866**

Dear Mr. Asher:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your documents in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Item 9A Controls and Procedures, page 39

1.    It appears that you have combined your disclosures on controls and procedures with the disclosures of your evaluation of internal control over financial reporting. In this regard we note that you included a conclusion on your disclosure controls and procedures but we did not find a conclusion on your evaluation of internal control over financial reporting. Please amend your 10-K to include a statement as to whether or not internal controls over financial reporting are effective. Refer to Item 307 and 308T of Regulation S-K.

\*   \*   \*   \*

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comment and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

          Sincerely,


          Larry Spirgel
          Assistant Director